Subject to Completion

Preliminary Pricing Supplement dated December 31, 2004

PRICING SUPPLEMENT (To prospectus supplement and prospectus dated November 26, 2003) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-109802

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Merrill Lynch Long Short NotesSM

Linked to the Utilities Select Sector/Nasdaq-100®

Long Short Index — Series IV

due March     , 2006

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors seeking exposure to a leveraged long position in the Utilities Select Sector Index and a short position in the Nasdaq-100 Index.

•   We will pay interest on the $10 original public offering price of each unit on July     , 2005, January     , 2006 and on the maturity date or redemption date at a rate expected to be between 1.5% and 1.9% per year.

•   The Utilities Select Sector/Nasdaq-100 Long Short Index—Series IV (the “Composite Index”) will reflect a leveraged long position in the Utilities Select Sector Index equal to 150% of the initial level of the Composite Index and a short position in the Nasdaq-100 Index equal to 50% of the initial level of the Composite Index. The Composite Index will not take into account the dividends paid, if any, on any of the stocks included in either the Utilities Select Sector Index or the Nasdaq-100 Index.

•   Increases in the level of the Utilities Select Sector Index will increase the level of the Composite Index while decreases in the level of the Utilities Select Sector Index will decrease the level of the Composite Index. Conversely, increases in the level of the Nasdaq-100 Index will decrease the level of the Composite Index while decreases in the level of the Nasdaq-100 Index will increase the level of the Composite Index.

•   The Notes will not be listed on any securities exchange.

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc., part of a series entitled “Medium-Term Notes, Series C”.

•   Expected closing date: January     , 2005.

• CUSIP No.:

Payment on the maturity date:

•   The amount you receive on the maturity date, in addition to accrued and unpaid interest, will be based upon the percentage change in the level of the Composite Index, which reflects the percentage change in the value of the long position in the Utilities Select Sector Index and the short position in the Nasdaq-100 Index. If the level of the Composite Index declines over the term of the Notes, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Early redemption:

•   If on any date before the seventh business day before the maturity date the closing level of the Composite Index is equal to or less than 50% of its initial level, the Notes will be redeemed on the fifth business day following that date. If redeemed, we will pay you an amount based on the percentage decrease in the level of the Composite Index, plus accrued and unpaid interest, as described in this pricing supplement.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting fee	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$
(1) The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this pricing supplement is January     , 2005.

“Merrill Lynch Long Short Notes” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by Merrill Lynch & Co., Inc.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Merrill Lynch Long Short NotesSM Linked to the Utilities Select Sector/Nasdaq-100 Long Short Index—Series IV due March     , 2006 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Utilities Select Sector/Nasdaq-100 Long Short Index—Series IV (the “Composite Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and in the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March     , 2006, unless redeemed by us as described in this pricing supplement.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What is the Composite Index?

The Composite Index is designed to provide exposure to the performance of the Utilities Select Sector Index, which is composed of the utility companies of the S&P 500 Index, and the Nasdaq-100 Index (each, an “Index Component”). The Index Components are described in the sections entitled “The Composite Index—The Utilities Select Sector Index” and “—The Nasdaq-100 Index” in this pricing supplement. The Composite Index will reflect a leveraged long position in the Utilities Select Sector Index equal to 150% of the initial level of the Composite Index and a short position in the Nasdaq-100 Index equal to 50% of the initial level of the Composite Index. The Composite Index will not take into account the dividends paid, if any, on any of the stocks included in either of the Index Components.

Each Index Component has been assigned a weighting and that weighting will reflect the relative contribution that Index Component makes to the level of the Composite Index. The positive weighting of 150% in the Utilities Select Sector Index can be viewed as a long position in the Utilities Select Sector Index. The negative weighting of –50% in the Nasdaq-100 Index can be viewed as a short position in the Nasdaq-100 Index.

A fixed factor (the “Multiplier”) will be determined for each Index Component on the date the Notes are priced for initial sale to the public (the “Pricing Date”). The Multipliers can be used to calculate the level of the Composite Index on any given day by summing the products of the level of each Index Component and its designated Multiplier, as described in this pricing supplement. Hypothetical

Multipliers for each Index Component are listed in the section entitled “The Composite Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks included in the Index Components.

How has the Composite Index performed historically?

The Composite Index will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end levels of the Composite Index from January 1999 through November 2004 based upon historical levels for each Index Component, a hypothetical Multiplier for each Index Component calculated as of December 23, 2004 and a Composite Index level of 100 on that date. In addition, we have included tables and graphs showing the historical month-end levels of each Index Component from January 1999 through November 2004. The tables and graphs referred to in this paragraph are included in the section entitled “The Composite Index” in this pricing supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Composite Index in various economic environments; however, past performance of the Composite Index is not necessarily indicative of how the Composite Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if we have not previously redeemed the Notes, you will receive a cash payment per unit, in addition to accrued and unpaid interest, equal to the “Redemption Amount”.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Composite Index over the term of the Notes and will equal:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will be set to 100 on the Pricing Date.

For purposes of determining the Redemption Amount, the “Ending Value” means the average, arithmetic mean, of the levels of the Composite Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in trading of a sufficient number of stocks included in either of the Index Components.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

When will I receive interest?

Interest on the Notes will accrue at a rate expected to be between 1.5% and 1.9% per year on the $10 original public offering price of each unit from and including January     , 2005 to but excluding the maturity date or redemption date. We will determine the actual rate at which interest will accrue on the Notes on the Pricing Date and disclose it to you in the final pricing supplement delivered in connection with sales of the Notes. You will receive interest payments on July     , 2005, January     , 2005 and on the maturity date or redemption date. If any interest payment date is not a business day, you will receive payment on the following business day.

How does the early redemption feature work?

If on any date before the seventh business day before the maturity date the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed by us on the fifth business day following that date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment, in addition to accrued and unpaid interest, equal to the Redemption Amount, as described above; provided, however, for purposes of calculating the Redemption Amount on an Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Composite Index on the two business days immediately succeeding the date the closing level of the Composite Index was equal to or less than 50.

Examples

Set forth below are six examples of Redemption Amount calculations, assuming the Composite Index is not equal to or less than 50 on any date before the seventh business day before the maturity date:

For each of the Index Components, the following table sets forth the hypothetical starting value, the hypothetical Multiplier and the hypothetical closing value used to calculate the level of the Composite Index and the Redemption Amount in each of the examples below.

			Hypothetical Closing Values
		Long:	+5%	+5%	+5%	-5%	-5%	-5%
		Short:	+5%	+17%	-5%	+5%	-5%	-17%
Index Components	Hypothetical Starting Value	Hypothetical Multiplier	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6

Utilities Select Sector Index	284.14	0.52790878	298.35	298.35	298.35	269.93	269.93	269.93
Nasdaq-100 Index	1,613.77	-0.03098335	1,694.46	1,888.11	1,533.08	1,694.46	1,533.08	1,339.43

Composite Index	100.00	—	105.00	99.00	110.00	90.00	95.00	101.00

Redemption Amount			$10.50	$9.90	$11.00	$9.00	$9.50	$10.10

Example 1—On the maturity date, the level of the Utilities Select Sector Index has increased by 5% and the level of the Nasdaq-100 Index has increased by 5%:

Redemption Amount (per unit)	=	$10	×	(105.00)	=	$10.50
100.00

Example 2—On the maturity date, the level of the Utilities Select Sector Index has increased by 5% and the level of the Nasdaq-100 Index has increased by 17%:

Redemption Amount (per unit)	=	$10	×	(99.00)	=	$9.90
100.00

Example 3—On the maturity date, the level of the Utilities Select Sector Index has increased by 5% and the level of the Nasdaq-100 Index has decreased by 5%:

Redemption Amount (per unit)	=	$10	×	(110.00)	=	$11.00
100.00

Example 4—On the maturity date, the level of the Utilities Select Sector Index has decreased by 5% and the level of the Nasdaq-100 Index has increased by 5%:

Redemption Amount (per unit)	=	$10	×	(90.00)	=	$$9.00
100.00

Example 5—On the maturity date, the level of the Utilities Select Sector Index has decreased by 5% and the level of the Nasdaq-100 Index has decreased by 5%:

Redemption Amount (per unit)	=	$10	×	(95.00)	=	$9.50
100.00

Example 6—On the maturity date, the level of the Utilities Select Sector Index has decreased by 5% and the level of the Nasdaq-100 Index has decreased by 17%:

Redemption Amount (per unit)	=	$10	×	(101.00)	=	$10.10
100.00

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as an investment unit consisting of a debt instrument of ML&Co. and a cash-settled forward contract linked to the level of the Composite Index. Under this characterization of the Notes, for United States federal income tax purposes, you will generally include payments of interest on the Notes in income in accordance with your regular method of tax accounting. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to the maturity date or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon early redemption. The Redemption Amount will depend on the change in the level of the Composite Index. Because the level of the Composite Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 original public offering price of the Notes. If the Ending Value on the maturity date or upon early redemption is less than the Starting Value, the Redemption Amount will be less, and possibly significantly less, than the $10 original public offering price of the Notes.

In addition, if on any date the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed early by us and you will receive, for each Note then owned by you, a cash amount, in addition to accrued and unpaid interest, based on the percentage decrease in the level of the Composite Index. This amount will be less than the $10 original public offering price of the Notes and, if you purchased your Notes in the initial distribution, will result in a loss of a significant part, if not all, of your initial investment in the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, in addition to the interest payments you receive, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return will not reflect the return of owning the stocks included in the Index Components

The return on your Notes will not reflect the return you would realize if you actually owned the stocks represented by the long position in the Utilities Select Sector Index and sold short the stocks represented by the short position in the Nasdaq-100 Index. Although you will receive interest payments on your Notes, the long position in the Utilities Select Sector Index will not reflect dividends paid on the stocks included in the Utilities Select Sector Index because the level of the Composite Index is calculated by reference to the prices of those stocks without taking into consideration the value of dividends paid on those stocks. The trading value of the Notes and final return on the Notes may also differ from the results of the Composite Index for the reasons discussed below under “Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor”.

The long and short positions of the Index Components will have a substantial effect on the level of the Composite Index, and in turn, the value of the Notes

The Composite Index will reflect a leveraged long position in the Utilities Select Sector Index equal to 150% of the initial level of the Composite Index and a short position in the Nasdaq-100 Index equal to 50% of the initial level of the Composite Index. The leveraged long position offers the potential for significant increases in the level of the Composite Index due to increases in the level of the Utilities Select Sector Index, but also entails a high degree of risk, including the risk of substantial decreases in the level of the Composite Index if there is a decrease in the level of the Utilities Select Sector Index. In addition, as a result of the short position, any increases in the level of the Nasdaq-100 Index will adversely affect the level of the Composite Index, and may offset any gains in the level of the Composite Index related to increases in the level of the Utilities Select Sector Index.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the level of the Composite Index from publicly available information, we will not publish the level of the Composite Index over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in dividend yields of the stocks included in the Utilities Select Sector Index may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Composite Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Composite Index is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Composite Index exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the level of the Composite Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Composite Index will continue to fluctuate until the Ending Value is determined.

Changes in dividend yields of the stocks included in the Index Components are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Utilities Select Sector Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on those stocks decrease, we expect that the trading value of the Notes will increase. In general, if dividend yields on the stocks included in the Nasdaq-100 Index decrease, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on those stocks increase, we expect that the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Composite Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Composite Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index Components or futures or options contracts on those stocks for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the those stocks and, in turn, the level of the Composite Index, in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of those stocks or the Index Components. Temporary increases or decreases in the market prices of those stocks or the Index Components may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of those stocks or the Index Components may change subsequent to the Pricing Date, affecting the level of the Composite Index and therefore the trading value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value and Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Composite Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of an Index Component. See the sections entitled “Description of the Notes—Adjustments to the Index Components; Market Disruption Events” and “—Discontinuance of the Index Components” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless redeemed by us, the Notes will mature on March     , 2006. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

The Notes may be redeemed by ML&Co. as described in this pricing supplement, but are not subject to redemption at the option of ML&Co. or any holder before the stated maturity date except as described below. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

Unless the Notes have been previously redeemed by us, a holder of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the calculation agent and will equal:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” will be set to 100 on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

For purposes of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing levels of the Composite Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing levels of the Composite Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Composite Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustment to the Index Components; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the New York Exchange (the “NYSE”), The Nasdaq Stock Market and the American Stock Exchange are open for trading.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Interest

The Notes will bear interest at a rate expected to be between 1.5% and 1.9% per year on the $10 original public offering price per unit from and including January     , 2005 or from the most recent interest payment date for which interest has been paid or provided for to but excluding the maturity date or redemption date, as applicable. We will determine the actual rate at which interest will accrue on the Notes on the Pricing Date and disclose it to you in the final pricing supplement delivered in connection with sales of the Notes. We will pay interest on the Notes in cash in arrears on July     , 2005, January     , 2006 and on the maturity date or redemption date, as applicable. Interest payable on July     , 2005 and January     , 2006 will be paid to the persons in whose names the Notes are registered at the close of business on the immediately preceding July     , 2005 and January     , 2006, respectively, whether or not a Business Day. Upon maturity or redemption (except as described below under “—Redemption Event”), the final payment of interest will be paid to the person to whom ML&Co. pays the Redemption Amount. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If a payment date falls on a day that is not a Business Day, the payment otherwise due on that date will be made on the next succeeding Business Day and no additional interest will accrue as a result of the delayed payment.

A “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close.

Hypothetical Returns

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Composite Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note, including the payment of accrued and unpaid interest;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return on an investment in the applicable long and short positions in the stocks included in the Index Components, which includes an assumed aggregate dividend yield for those stocks, as more fully described in the notes to the table below.

For purposes of this table, we have assumed an interest rate of 1.7%, the midpoint of the expected range of 1.5% to 1.9%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note(1)	Pretax annualized rate of return on the Notes(2)(3)	Pretax annualized rate of return of stocks included in the Index Components(3)(4)
60.00	–40%	$ 6.0283	–33.80%	–31.05%
70.00	–30%	$ 7.0283	–24.67%	–22.22%
80.00	–20%	$ 8.0283	–15.72%	–13.34%
90.00	–10%	$ 9.0283	–6.94%	–4.41%
100.00(5)	0%	$10.0283	1.70%	4.60%
110.00	10%	$11.0283	10.22%	13.67%
120.00	20%	$12.0283	18.62%	22.83%
130.00	30%	$13.0283	26.92%	32.08%
140.00	40%	$14.0283	35.13%	41.42%

(1)	The amounts specified in this column include payment of accrued and unpaid interest payable on the maturity date.

(2)	This yield:
(a)	assumes interest payments are (i) made on June 27, 2005, December 27, 2005 and February 27, 2006 and (ii) reinvested for the remainder of the term of the Notes, if any, at the applicable rate listed in this column;
(b)	assumes an investment term from December 27, 2004 to February 27, 2006, a term expected to be equal to that of the Notes; and
(c)	is computed on the basis of a 360-day year of twelve 30-day months compounded annually.

(3)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis.

(4)	This yield assumes:
(a)	a percentage change in the aggregate price of the long stock positions and the short stock positions which results in an aggregate percentage change that equals the percentage change in the Composite Index from the Starting Value to the relevant hypothetical Ending Value;
(b)

a constant dividend yield of 3.38% per annum for the stocks included in the Utilities Select Sector Index and 1.09% for the stocks included in the Nasdaq-100 Index, paid quarterly from the date of initial delivery of the Notes, applied to their respective levels (dividends paid on stocks included in the Nasdaq-100 Index will decrease this yield while dividends paid on stocks included in the Utilities Select Sector Index will increase this yield) at the end of each quarter, assuming the aggregate dividends payable increases or decreases linearly from the level of the Index Component used to set the Starting Value to 100 at the percentage change required to arrive at the applicable hypothetical Ending Value;

(c)	no transaction fees or expenses or margin charges; and
(d)	an investment term from December 27, 2004 to February 27, 2006, a term expected to be equal to that of the Notes.

(5)	This will be the Starting Value of the Composite Index on the Pricing Date.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Redemption Event

If on any date before the Calculation Period the closing level of the Composite Index is equal to or less than 50, the Notes will be redeemed by us on the fifth Business Day following that date (the “Early Redemption Date”). If this redemption event is triggered, we will pay you on the Early Redemption Date a cash payment, in addition to accrued and unpaid interest, equal to the Redemption Amount, as described above under “—Payment on the Maturity Date”; provided, however, for purposes of calculating the Redemption Amount on an Early Redemption Date, the Ending Value will be equal to the average of the closing levels of the Composite Index on the two scheduled Index Business Days immediately succeeding the date the closing level of the Composite Index was equal to or less than 50, provided that if a Market Disruption Event occurs on either date and if there is only one Calculation Day, the Ending Value will be determined on that Calculation Day, and if a Market Disruption Event occurs on both dates, the Ending Value will be determined using the closing level of the Composite Index on the second scheduled Index Business Day following the date the closing level of the Composite Index was equal to or less than 50, regardless of the occurrence of a Market Disruption Event on that scheduled Index Business Day.

The amount payable on an Early Redemption Date will be paid to the holders of the Notes on the Early Redemption Date; provided, however, that in the event that the Early Redemption Date falls after a record date for the payment of interest on the Notes but prior to the next succeeding scheduled interest payment date, the portion of the amount payable on an Early Redemption Date equal to the accrued interest amount will be paid to the persons who were the holders of the Notes as of that record date.

Adjustments to the Index Components; Market Disruption Events

If at any time either Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) or The Nasdaq Stock Market, Inc. (the “Nasdaq”) (each an “Index Publisher”) makes a material change in the formula for or the method of calculating its respective Index Component or in any other way materially modifies that Index Component so that the Index Component does not, in the opinion of the calculation agent, fairly represent the level of the Index Component had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Composite Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Index Component as if those changes or modifications had not been made, and calculate the closing level with reference to the Index Component, as so adjusted. Accordingly, if the method of calculating an Index Component is modified so that the level of that Index Component is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust that Index Component in order to arrive at a level of that Index Component as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks that comprise an Index Component or any successor index; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to an Index Component, or any successor index, which are traded on any major U.S. exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a suspension in trading in a futures or options contract on an Index Component, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that index;

(3)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Index Components are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or the redemption date you will receive. See “—Payment on the Maturity Date” and “—Redemption Event” in this pricing supplement.

Discontinuance of the Index Components

If either Index Publisher discontinues publication of its respective Index Component and that Index Publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to that Index Component (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by that Index Publisher or any other entity for the Index Component and calculate the Ending Value as described above under “—Payment on the Maturity Date” or “—Redemption Event”, as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that either Index Publisher discontinues publication of its respective Index Component and:

•	the calculation agent does not select a successor index, or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for that Index Component in accordance with the procedures last used to calculate that Index Component before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for an Index Component as described below, the successor index or level will be used as a substitute for that Index Component for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If either Index Publisher discontinues publication of its respective Index Component before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of an Index Component may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether at any interest payment date, the stated maturity date, an Early Redemption Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of        % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE COMPOSITE INDEX

Composite Index

The Composite Index is designed to allow investors to participate in the percentage change in the value of a leveraged long position in the Utilities Select Sector Index and a short position in the Nasdaq-100 Index, the two indices comprising the Composite Index (each, an “Index Component”), over the term of the Notes. Each of the Index Components is described, respectively, in the sections entitled “—The Utilities Select Sector Index” and “—The Nasdaq-100 Index” below. Each Index Component has been assigned a weighting and that weighting will reflect the relative contribution that Index Component will make to the level of the Composite Index. The positive weighting of 150% in the Utilities Select Sector Index can be viewed as a long position in the Utilities Select Sector Index. The negative weighting of –50% in the Nasdaq-100 Index can be viewed as a short position in the Nasdaq-100 Index.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

The Index Publishers are under no obligation to continue the calculation and dissemination of any of the Index Components. The Notes are not sponsored, endorsed, sold or promoted by the Index Publishers. No inference should be drawn from the information contained in this pricing supplement that the Index Publishers make any representation or warranty, implied or express, to ML&Co., the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index Components or the Composite Index to track general stock market performance.

Determination of the Multiplier for each Index Component

A fixed factor (the “Multiplier”) will be determined for each Index Component based upon the weighting of each Index Component. The Multiplier for each Index Component will be calculated on the Pricing Date and will equal:

•	the weighting for the Index Component multiplied by 100, divided by

•	the most recent available closing level of the Index Component.

The Multipliers will be calculated in this way so that the level of the Composite Index will equal 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date, except that the calculation agent may in its good faith judgment adjust the Multiplier of either Index Component in the event that Index Component is changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the level of that Index Component had those material changes or modifications not been made.

The hypothetical Multipliers for each Index Component as of December 23, 2004 are listed under “—Computation of the Composite Index” below.

Computation of the Composite Index

The calculation agent will calculate the closing level of the Composite Index by summing the products of the closing level for each Index Component on a Calculation Day and the Multiplier applicable to each Index Component. The level of the Composite Index will vary based on the appreciation or depreciation of each Index Component and on whether there is a long or short position in that Index Component. Any appreciation in the Utilities Select Sector Index will result in an increase in the level of the Composite Index because of the long position. Conversely, any depreciation in the Utilities Select Sector Index will result in a decrease in the level of the Composite Index because of the long position. Any depreciation in the Nasdaq-100 Index will result in an increase in the level of the Composite Index because of the short position. Conversely, any appreciation in the Nasdaq-100 Index will result in a decrease in the level of the Composite Index because of the short position. If December 23, 2004 was the Pricing Date, for each Index Component, the initial weighting, hypothetical initial closing level, hypothetical Multiplier and initial Composite Index level would be as follows:

Index Components	Symbol	Initial Weighting	Hypothetical Closing Level (1)	Hypothetical Multiplier (2)	Composite Index Level
Utilities Select Sector Index	IXU	150%	284.14	0.527908780	150.00
Nasdaq-100 Index	NDX	–50%(3)	1,613.77	-0.030983350	–50.00
			Starting Value:		100

(1)	This was the closing level of the Index Components on December 23, 2004.
(2)	The hypothetical Multiplier equals the applicable weighting multiplied by 100, and then divided by the applicable closing level on December 23, 2004.
(3)	This figure represents a short position in the Nasdaq-100 Index.

Hypothetical Historical Data on the Composite Index

While historical information on the Composite Index will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end levels of the Composite Index from January 1999 through November 2004 based upon historical levels for each Index Component, the applicable hypothetical Multiplier indicated above for each Index Component calculated as of December 23, 2004 and a Composite Index level of 100 on that date. This hypothetical historical data on the Composite Index is not necessarily indicative of the future performance of the Composite Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Composite Index during any period set forth below is not an indication that the Composite Index is more or less likely to increase or decrease in value at any time over the term of the notes.

	1999	2000	2001	2002	2003	2004
January	96.29	33.34	95.75	93.88	67.88	78.58
February	90.61	13.48	107.42	95.89	60.18	79.82
March	82.73	3.28	103.72	100.61	63.11	84.17
April	80.32	44.35	118.45	99.89	66.89	79.73
May	91.54	53.22	115.26	100.18	71.00	75.18
June	91.74	40.64	109.17	94.65	80.63	78.53
July	90.02	36.13	107.32	61.09	73.40	83.18
August	85.77	42.57	112.90	78.46	70.13	88.39
September	77.58	42.57	118.18	68.09	71.57	90.30
October	74.66	72.39	112.37	55.35	76.21	90.49
November	68.71	100.38	102.66	61.77	71.36	92.98
December	54.23	100.84	93.34	65.01	74.61

The following graph sets forth the hypothetical historical performance of the Composite Index presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Composite Index.

The Utilities Select Sector Index

The Utilities Select Sector Index (IXU) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 and are utilities. Utilities include communication services, electrical power providers and natural gas distributors. The Utilities Select Sector Index, which serves as the benchmark for the Utilities Select Sector SPDR Fund (XLU), was established with a value of 250 on June 30, 1998. Each stock in the S&P 500 is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500.

Historical Data on the Utilities Select Sector Index

The following table sets forth the closing level of the Utilities Select Sector Index at the end of each month in the period from January 1999 through November 2004. This historical data on the Utilities Select Sector Index is not necessarily indicative of the future performance of the Utilities Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Utilities Index during any period set forth below is not an indication that the Utilities Select Sector Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Utilities Select Sector Index on December 23, 2004 was 284.14.

	1999	2000	2001	2002	2003	2004
January	290.00	257.70	303.88	264.79	185.42	234.45
February	281.10	233.59	313.85	259.69	169.07	236.44
March	266.49	243.91	286.28	271.00	175.12	239.74
April	266.74	266.38	303.53	261.35	186.31	233.27
May	288.47	270.86	322.13	256.81	198.72	222.97
June	290.42	272.52	303.94	236.81	221.99	233.58
July	301.58	270.19	296.06	166.73	208.30	237.34
August	286.92	276.77	298.31	198.89	203.53	243.84
September	284.60	286.36	287.77	177.45	212.01	250.90
October	276.41	310.62	279.26	151.52	221.03	254.53
November	283.47	332.55	274.21	174.08	214.83	262.98
December	276.27	318.66	268.20	180.53	221.91

The following graph sets forth the historical performance of the Utilities Select Sector Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Utilities Select Sector Index.

Publisher.    S&P is the publisher of the Utilities Select Sector Index.

Disclosure Required by S&P.    The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P

500 to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. The stocks included in the Utilities Select Sector Index were selected by the index compilation agent in consultation with S&P from the universe of companies represented by the S&P 500 Index. The composition and weighting of the stocks included in the Utilities Select Sector Index can be expected to differ from the composition and weighting of stocks included in any similar S&P 500 sector index that is published and disseminated by S&P.

The Nasdaq-100 Index

Description of Nasdaq-100 Index.    The Nasdaq-100 Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of September 30, 2004, the major industry groups covered in the Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (27.02%); computer software/services (23.38%); telecommunications (14.39%); retail/wholesale trade (14.39%); biotechnology (10.00%); health care (4.19%); services (3.12%); manufacturing (2.55%); and transportation (0.96%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of September 30, 2004, were as follows: Microsoft Corporation (9.00%); QUALCOMM Incorporated (6.66%); eBay Inc. (3.94%); Intel Corporation (3.92%); and Cisco Systems, Inc. (3.80%). Current information regarding the market value of the Nasdaq-100 Index is available from the Nasdaq as well as numerous market information services. The Nasdaq-100 Index is determined, comprised and calculated by the Nasdaq without regard to the Notes.

The Nasdaq-100 Index share weights of the component securities of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock’s influence on the level of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight.

Computation of the Nasdaq-100 Index

Underlying Stock Eligibility Criteria and Annual Ranking Review

Initial Eligibility Criteria

To be eligible for initial inclusion in the Nasdaq-100 Index, a security must be listed on The Nasdaq Stock Market and meet the following criteria:

•	the security must be listed on The Nasdaq National Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume on The Nasdaq Stock Market of at least 200,000 shares;

•	if the security is of a foreign issuer (a foreign issuer is determined based on its country of incorporation), it must have listed options or be eligible for listed-options trading;

•	only one class of security per issuer is allowed;

•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on The Nasdaq Stock Market within the next six months;

•	the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon;

•	the security must have “seasoned” on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

•	if the security would otherwise qualify to be in the top 25% of the securities included in the Nasdaq-100 Index by market capitalization for the six prior consecutive month ends, then a one-year “seasoning” criteria would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the Nasdaq-100 Index the following criteria apply:

•	the security must be listed on The Nasdaq National Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume of at least 200,000 shares;

•	if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading, as measured annually during the ranking review process;

•	the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Nasdaq-100 Index at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the Nasdaq-100 Index effective after the close of trading on the third Friday of the following month; and

•	the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon.

These Nasdaq-100 Index eligibility criteria may be revised from time to time by the Nasdaq without regard to the Notes.

The Nasdaq-100 Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (this evaluation is referred to herein as the “Ranking Review”). Securities listed on The Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value using closing prices as of the end of October and publicly available total shares outstanding as of the end of November. Nasdaq-100 Index eligible securities which are already in the Nasdaq-100 Index and which are in the top 150 eligible securities (based on market value) are retained in the Nasdaq-100 Index provided that the security was ranked in the top 100 eligible securities as of the previous ranking review. Securities not meeting that criteria are replaced. The replacement securities chosen are those Nasdaq-100 Index eligible securities not currently in the Nasdaq-100 Index which have the largest market capitalization.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year a Nasdaq-100 Index security is no longer traded on The Nasdaq Stock Market, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the Nasdaq-100 Index, the security will be replaced with the largest market capitalization security not currently in the Nasdaq-100 Index and meeting the Nasdaq-100 Index eligibility criteria listed above.

In addition to the Ranking Review, the securities in the Nasdaq-100 Index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. The Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 5.0%, that change is made to the Nasdaq-100 Index on the evening prior to the effective date of that corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all those changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the Nasdaq-100 Index share weights for those underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in those Nasdaq-100 Index securities. Ordinarily, whenever there is a change in the Nasdaq-100 Index share weights or a change in a component security included in the Nasdaq-100 Index, the Nasdaq adjusts the Nasdaq-100 Index divisor to assure that there is no discontinuity in the level of the Nasdaq-100 Index which might otherwise be caused by any of those changes.

Rebalancing of the Nasdaq-100 Index

The Nasdaq-100 Index is calculated under a “modified capitalization-weighted” methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq-100 Index by a few large stocks); (3) reduce Nasdaq-100 Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Nasdaq-100 Index securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with the Nasdaq’s quarterly scheduled weight adjustment procedures, the Nasdaq-100 Index securities are categorized as either “Large Stocks” or “Small Stocks” depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq-100 Index (i.e., as a 100-stock index, the average percentage weight in the Nasdaq-100 Index is 1.0%).

This quarterly examination will result in a Nasdaq-100 Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Nasdaq-100 Index security must be less than or equal to 24.0% and (2) the “collective weight” of those Nasdaq-100 Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Nasdaq-100 Index.

If either one or both of these weight distribution requirements are not met upon quarterly review, or the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Nasdaq-100 Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Nasdaq-100 Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Nasdaq-100 Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their

“collective weight” exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the “collective weight”, so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Nasdaq-100 Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that the smaller the Nasdaq-100 Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq-100 Index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each of the Nasdaq-100 Index securities are set, the Nasdaq-100 Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq-100 Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the Nasdaq-100 Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December and an adjustment to the Nasdaq-100 Index divisor will be made to ensure continuity of the Index.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Nasdaq-100 Index share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Nasdaq-100 Index components. In those instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.

Historical Data on the Nasdaq-100 Index

The following table sets forth the closing level of the Nasdaq-100 Index at the end of each month in the period from January 1999 through November 2004. This historical data on the Nasdaq-100 Index is not necessarily indicative of the future performance of the Nasdaq-100 Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Nasdaq-100 Index during any period set forth below is not any indication that the Nasdaq-100 Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Nasdaq-100 Index on December 23, 2004 was 1613.77.

	1999	2000	2001	2002	2003	2004
January	1833.43	3314.75	2087.32	1481.46	968.34	1458.51
February	1864.90	3544.93	1880.47	1329.93	938.52	1452.49
March	1870.37	4049.98	1530.14	1370.32	946.79	1368.08
April	1952.36	3107.42	1348.52	1228.94	1015.46	1401.36
May	1960.55	2897.27	1768.62	1142.25	1094.42	1372.46
June	1987.40	3331.80	1655.26	979.87	1180.01	1445.21
July	2233.15	3437.59	1580.57	869.17	1180.11	1359.20
August	2120.26	3341.83	1438.91	856.35	1204.29	1301.93
September	2345.22	3505.18	1088.96	825.80	1302.26	1360.58
October	2299.95	2956.20	1131.32	795.25	1306.33	1416.29
November	2612.39	2426.41	1358.72	972.34	1357.25	1479.86
December	2956.79	2174.76	1557.18	977.59	1372.87

The following graph sets forth the historical performance of the Nasdaq-100 Index presented in the preceding table. This historical information is not necessarily indicative of the future performance of the Nasdaq-100 Index.

Publisher.    The Nasdaq Stock Market, Inc. is the publisher of the Nasdaq-100 Index.

License Agreement. The Nasdaq and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Nasdaq-100 Index in connection with certain securities, including the Notes.

The license agreement between the Nasdaq and ML&Co. provides that the following language must be stated in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (the Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NASDAQ-100 Index® to track general stock market performance. The Corporations’ only relationship to ML&Co. is in the licensing of the NASDAQ-100®, NASDAQ-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index® which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the Notes. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the NASDAQ-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

All disclosures contained in this pricing supplement regarding the Utilities Select Sector Index and the Nasdaq-100 Index, including their make-up, method of calculation and changes in their components, are derived from publicly available information prepared by the Index Publishers. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following components (the “Components”): (i) a debt instrument of ML&Co. (the “Debt Instrument”) with a fixed principal amount unconditionally payable on the maturity date equal to the principal amount of the Notes and bearing stated interest at the stated interest rate for the Notes (the “Interest Rate“) and (ii) a cash-settled forward contract linked to the level of the Composite Index (the “Forward Contract”) pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive a payment of the Redemption Amount at maturity. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. Furthermore, based on ML&Co.’s determination of the relative fair market values of the Components at the time of issuance of the Notes, ML&Co. will assign $         of the original issue price of the Notes to the Debt Instrument and will assign $         of the original issue price of the Notes to the Forward Contract. Based upon the foregoing, a U.S. Holder who acquires a Note in connection with the original

issuance thereof will be treated as having purchased the Debt Instrument for $         and as having received an initial payment (the “Initial Forward Contract Payment”) with respect to the Forward Contract in an amount equal to $        . The initial payment deemed to have been received by a U.S. Holder with respect to the Forward Contract (i.e., the Initial Forward Contract Payment) should only be taken into account by the U.S. Holder as an additional amount realized with respect to the Forward Contract on the earlier of the sale or other disposition of the Notes by the U.S. Holder or at maturity. ML&Co.’s allocation of the original issue price will be binding on a U.S. Holder of a Note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.’s. The treatment of the Notes described above and ML&Co.’s allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note (including alternative characterizations of a Note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. federal income tax purposes.

Tax Treatment of a Note

Interest on the Debt Instrument.     As described above, the Debt Instrument is treated as bearing interest (i.e., “qualified stated interest”) at a stated rate of         % per annum (i.e., the Interest Rate). A U.S. Holder will include such “qualified stated interest” on the Debt Instrument in income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes (subject to the bond premium rules). Based on ML&Co.’s determination set forth above, the U.S. Holder’s tax basis in the Debt Instrument will initially be $        .

Settlement of the Forward Contract.    Upon the final settlement of the Forward Contract on the maturity date, a U.S. Holder would be deemed to have applied an amount (the “Forward Contract Payment Amount”) equal to the principal amount of the Debt Instrument less the Initial Forward Contract Payment toward the right to receive a payment of the Redemption Amount on the maturity date. Upon the receipt of a payment of the Redemption Amount at maturity, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the payment of the Redemption Amount differs from the Forward Contract Payment Amount. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of a Note prior to the maturity date of the Note, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder’s tax basis in the Components deemed so sold or exchanged. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending upon the U.S. Holder’s holding period for the Note). For these purposes, any amount attributable to accrued interest on the Debt Instrument would generally be taxed as described under “Tax Treatment of a Note—Interest on the Debt Instrument” above. If on any date before the Calculation Period the closing level of the Composite Index is equal to or less than 50 and, as a result, the Notes are redeemed on the fifth Business Day following such date, for these purposes, the Debt Instrument should be treated as having been redeemed for an amount equal to the principal amount of the Debt Instrument. In addition, in such event, the U.S. Holder should be treated as having applied the Forward Contract Payment Amount in settlement of the Forward Contract in exchange for the cash payment received by the U.S. Holder on the Early Redemption Date. See “Tax Treatment of a Note—Settlement of the Forward Contract” above.

Premium

If a U.S. Holder purchases the Debt Instrument for an amount that is greater than the sum of all amounts payable on the Debt Instrument after the purchase date other than payments of qualified stated interest (i.e., the principal amount), such U.S. Holder will be considered to have purchased the Debt Instrument with “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Debt Instrument and may offset interest otherwise required to be included in respect of the Debt Instrument during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Possible Alternative Tax Treatments of an Investment in a Note

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

ML&Co. will take the position that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount, subject to the adjustments described below, income at a “comparable yield” on the issue price, regardless of the U.S. Holder’s usual method of accounting for U.S. federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to a Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder’s prior ordinary income inclusions (which were not previously reversed) with respect to the Notes.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, exchange, redemption or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

In the case of a non-U.S. Holder, ML&Co. intends to withhold applicable United States withholding taxes at a rate of 30% on payments of interest made with respect to the Notes subject to reduction by applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

Backup Withholding and Information Reporting

A beneficial owner of a Note may be subject to information reporting with respect to certain amounts paid to the beneficial owner. A beneficial owner of a Note may also be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003, which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 26, 2004, June 25, 2004 and September 24, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-11
Calculation Day	PS-11
Calculation Period	PS-10
Composite Index	PS-1
Early Redemption Date	PS-4
Ending Value	PS-4
Index Business Day	PS-11
Index Component	PS-3
Index Publisher	PS-13
Market Disruption Event	PS-14
Multiplier	PS-3
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-14

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Merrill Lynch Long Short NotesSM

Linked to the Utilities Select Sector/Nasdaq-100®

Long Short Index — Series IV

due March     , 2006

(the “Notes”)

$10 original public offering price per unit

PRICING S U P P L E M E N T

Merrill Lynch & Co.

January     , 2005

“Merrill Lynch Long Short Notes” is a service mark of Merrill Lynch & Co., Inc.